Exhibit 12.1

	Year ended March 31,
(in $ Millions)	1999	2000	2001	2002	2003
COMPUTATION OF EARNINGS :

Pretax income (loss) before adjustment for minority interests in consolidated subsidiaries and income or loss from equity investees	1,010	1,590	-663	-1,383	-359

Fixed Charges	199	420	449	322	265

Minority interest in pretax income (loss) of subsidiaries that have not incurred fixed charges	0	0	0	2	-1

Total Earnings	1,209	2,010	-214	-1,059	-95

COMPUTATION OF FIXED CHARGES

Interest Expensed	154	352	370	249	193

Estimate of interest within rental expense	45	68	79	73	72

Total Fixed Charges	199	420	449	322	265

RATIO OF EARNINGS TO FIXED CHARGES	6.08x	4.79x	-0.48x	-3.29x	-0.36x

Deficiency of Earnings to Fixed Charges	-	-	663	1381	360